May 12, 2023

Via EDGAR

Ms. Inessa Kessman

Ms. Lisa Etheredge

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Twilio Inc.

Form 8-K Filed February 13, 2023

Response dated March 8, 2023

File No. 001-37806

Dear Mses. Kessman and Etheredge,

I am writing in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated April 5, 2023, to Ms. Aidan Viggiano, the Chief Financial Officer (Principal Accounting and Financial Officer) of Twilio Inc., a Delaware corporation (the “Company”), related to the Company’s Form 8-K filed February 13, 2023 (the “2023 Form 8-K”).

For your convenience, the Company has set forth below the Staff’s comments in bold and italics, followed by the Company’s responses thereto.

Form 8-K Filed February 13, 2023

General

1.

In light of the organizational changes described in your Form 8-K filed February 13, 2023 that were effective during the three months ended March 31, 2023, provide us with your updated ASC 280 segment identification analysis. In your analysis, please tell us if there have been any changes in your identified operating and reportable segments, and specifically address how you considered the following in determining your identified operating and reportable segments:

•	the changes in your management structure, including the identity and role of each of your segment managers, how your company is organized, and when such changes were effective;

•	what the key operating decisions are, who makes them, and how resources are allocated and performance is assessed within your business;

•	how the CODM and direct reports are compensated; and

•	how often the CODM meets with his direct reports, the financial information he reviews in conjunction with those meetings, the financial information discussed, and who else attends such meetings.

The Company acknowledges the Staff’s comment and provides the following response:

Overview

In light of the organizational changes announced in the 2023 Form 8-K, the Company reassessed its segment identification analysis under this guidance, with specific focus on what discrete financial information was available within the new Company structure and how this information was presented to and reviewed by the chief operating decision maker (“CODM”).

Based on this assessment, and as described in detail below, the Company concluded that as of March 31, 2023, the Company did not yet have sufficiently precise and final discrete financial information available on a Business Unit (“BU”) or product level and, consequently, the CODM did not regularly review such information. Accordingly, the Company concluded that as of March 31, 2023, it continued to have one operating and reportable segment.

Organizational Changes

On February 13, 2023, the Company filed the 2023 Form 8-K with the Securities and Exchange Commission announcing that its Board of Directors (the “Board”) approved a reorganization of the Company into two BUs: Twilio Data & Applications and Twilio Communications (the “Reorganization”) to strategically realign its business to promote efficient and accelerated growth. In connection with those changes, the Company is realigning its internal processes and controls to develop a reporting capability within its enterprise resource planning system (“ERP”). This reporting capability will enable the Company to produce sufficiently precise BU-level discrete financial information to support its budgeting, forecasting and reporting processes. The process realignments currently underway are time-consuming, complex and require significant judgment and assumptions.

The Company currently expects, and is using reasonable best efforts, to substantially complete its internal process realignments in the second quarter of 2023. This is expected to allow the Company to regularly provide the CODM with sufficiently precise and final discrete financial information on a BU level beginning in that quarter. As a result, the Company expects to begin reporting operating results for the second quarter of 2023 through two reportable segments: Twilio Data & Applications and Twilio Communications. The presentation of these two reportable segments would reflect the three- and six-month periods ended June 30, 2023 and 2022.

CODM Reporting Package

On April 20, 2023, the CODM reached a conclusion on the form and content of a draft CODM reporting package that he would like to regularly review going forward in order to assess performance and make resource allocation decisions. In addition to various consolidated results, the BU-level discrete financial information in this reporting package will include revenue (along with year-over-year consolidated revenue growth percentage and year-over-year organic revenue growth percentage), non-GAAP gross profit, and non-GAAP gross margin percentage. In addition, revenue detail will be provided for certain products. No product-level gross profit or gross margin detail will be presented. This new CODM reporting package is expected to be delivered monthly, starting during the second quarter, in place of information previously provided as part of the monthly Executive Team Report that was discontinued in 2023.

Process and Reporting Changes

As noted in the Company’s previous response letters, prior to the Reorganization, the Company was organized by business function, such as go-to-market (“GTM”), research and development (“R&D”), human resources and operations. All of these functional areas operated on a Company-wide basis and supported all products. This structure did not require tracing and allocating all costs to individual products or BUs. As such, the Company did not have a process in place to report these costs by product or BU in a sufficiently precise manner.

Immediately upon the Reorganization, the Company began making significant changes to the processes and controls within its ERP and supporting systems to enable it to produce sufficiently precise BU-level financial information to support its budgeting, forecasting and reporting of discrete financial information for each BU. The following primary workstreams are required to effectuate these changes, with actual or expected completion dates presented in parentheses:

•	Alignment of product hierarchy to BUs, including both associated revenue and direct costs of sale (Q2);

•

Re-engineering existing processes or creating new processes to enable allocation of revenue reserves and credits, hosting costs and capitalized software amortization to individual products and BUs (Q2). Establishing governance over subsequent product hierarchy updates (Q2);

•	Realignment of employee costs to the new BU structure on a go forward basis (Q2);

•	Realignment of vendor spend to the new BU structure on a go-forward basis (Q2);

•	Redesigning sales commission plans including quota achievement targets for each BU (Q2);

•	Developing new attribution or allocation methodologies for supporting functional costs that are not directly related to the BUs (to be completed over 2023);

•	Determining the appropriate recast methodology for prior periods to align to the BU structure (to be completed over 2023); and

•	Remapping periodic expenses from prepaids, fixed assets, intangible assets, deferred commissions, and other assets to new cost centers on a go-forward basis (Q2).

As of the end of the first quarter, while progress had been made, none of the workstreams above were complete. While the consolidated results of operations and other disclosures reported in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023, (the “Q1 Form 10-Q”) were fairly stated in all material respects, certain internal financial information presented on a BU or product level was not sufficiently precise and was pending completion of the workstreams outlined above and therefore, such internal financial information was not relied upon for assessing BU performance and making resource allocation decisions. For example, gross profit, cost of sales, and gross margin information by product and by BU was not final because certain revenue streams had not been allocated to BUs during the first quarter. Certain cost-of-sales expenditures, such as hosting expenses and capitalized software amortization, required further extensive and detailed analysis to allocate to BUs and products with sufficient precision. The revenue reserves and credit allocations were not final leading to gross margin calculations being preliminary in the Company’s internal BU-specific reporting packages. These allocations, once finalized, may have a material impact on the preliminary calculations of the gross profit and gross margin by product and BU. Similarly, progress made on the workstreams above during March was not recast into January or February such that the months within the quarter were not comparable in the Company’s internal reporting.

To reiterate, while internal financial reporting on a BU or product level was not yet complete and sufficiently precise to use for performance assessment and to make resource allocation decisions, as of the end of the first quarter, all information presented on a consolidated level and otherwise in the Q1 Form 10-Q was fairly stated in all material respects. Further, while a significant number of the workstreams necessary to produce sufficiently precise BU- or product-level discrete financial information remained incomplete as of the end of the first quarter, the Company is using reasonable best efforts to complete these workstreams during the second quarter and currently expects to be able to provide segment disclosures for two reportable segments in the second quarter Form 10-Q.

Further Limitations on Internal Interim Financial Information

The financial information provided to members of management, including the CODM, as further described below, was provided on an ad hoc basis by members of the finance team without the knowledge or involvement of the Company’s accounting team or in some instances its Chief Financial Officer. Furthermore, the information in the various reports, as described below, was known to be preliminary, not yet reviewed by the Company’s accounting team, and lacking adjustments for all of the workstreams cited above, and therefore not sufficiently precise nor final to be used for performance assessment and resource allocations. Similarly, the information in these reports was not subject to the Company’s internal control over financial reporting as it was derived outside of the Company’s financial statement close process. The reports do not represent the format that was subsequently drafted for the Company’s newly designed CODM reporting package which is expected to commence in the second quarter of 2023, and the Company does not expect to present internal reporting packages in these formats again and therefore such information will not be regularly reviewed. Between the Reorganization announcement date and March 31, 2023, the CODM continued to assess the Company’s performance based on achievement of the consolidated Company revenue and non-GAAP profitability relative to the Company’s consolidated budget, which was then used to set the Company’s consolidated external guidance.

•	the changes in your management structure, including the identity and role of each of your segment managers, how your company is organized, and when such changes were effective;

As part of the Reorganization, effective March 1, 2023, the Board appointed Khozema Shipchandler as President, Twilio Communications (“Comms”); Elena Donio as President, Twilio Data & Applications (“TD&A”); and Aidan Viggiano as Chief Financial Officer (Principal Accounting and Finance Officer) (“CFO”). The Company subsequently announced the resignation of Eyal Manor, the Company’s Chief Product Officer, effective February 28, 2023.

The BU Presidents are responsible for executing the business strategy within their BU and are directly accountable for their respective BU’s performance under the oversight and direction of the CODM. In addition, the President of TD&A oversees the Company’s marketing function, and the President of Comms oversees information technology (“IT”) and security. While marketing, IT, and security support the entire Company, these functions will report to the applicable BU President. The CFO oversees Company-wide functions such as accounting, tax, internal audit, finance, treasury, and investor relations. The responsibilities of the former Chief Product Officer have been absorbed by various functions and respective BUs. Upon the Reorganization, the following leadership structure reported directly to and met regularly with the CODM:

Operating Group (“OG,” including the CEO):

•	Aidan Viggiano, Chief Financial Officer

•	Dana Wagner, Chief Legal Officer

•	Khozema Shipchandler, President, Twilio Communications

•	Elena Donio, President, Twilio Data & Applications

•	Christy Lake, Chief People Officer

Other Direct Reports of the CEO:

•	Mark Simms, Chief Technology Officer

•	Ian Morich, Vice President, Chief of Staff to the CEO

Although the Company made various changes to its management structure, including the appointment of BU Presidents, it did not alter the fundamental point that the Company, as of the end of the first quarter, did not have sufficiently precise and final discrete financial information available on a BU or product level that was regularly reviewed by the CODM. Any BU- or product-level information was preliminary and known internally to be subject to change as a result of the ongoing comprehensive accounting realignment process. The Company believes that this is consistent with its segment conclusions for the first quarter of 2023.

•	what the key operating decisions are, who makes them, and how resources are allocated and performance is assessed within your business;

In addition to the examples of key operating decisions highlighted in the Company’s second SEC Comment Letter response dated March 8, 2023, (the Company strategy, financial plans and resource allocation, business acquisitions, and assessing performance and allocating resources), the following are additional key operating decisions that are made by the CODM:

•

Reorganization. The CODM, with approval from the Board, made the decision to reorganize the Company into the BU operating model and leadership structure described above. As referenced earlier, during the second quarter of 2023, the Company expects to complete a new CODM reporting package that will provide sufficiently precise and final discrete financial information at a BU level on a regular and consistent basis. Once this new reporting package becomes available, the CODM will rely on this information to assess the performance of each BU and make resource allocation decisions. Prior to having that discrete financial information in place, the Company continued to operate as a single operating and reporting segment. The Company expects that the implementation of discrete financial information in the second quarter of 2023 will change this conclusion.

•

Reductions in Force. The CODM made the decision, which was approved by the Board, to effectuate the 17% reduction in force announced in the 2023 Form 8-K in support of the Company’s overall consolidated profit objectives. The Company assesses its performance against achievement of its consolidated non-GAAP profitability budget and targets, which formed the basis for its initial external guidance of $250-350 million in non-GAAP income from operations. Performance against this target was accelerated as a result of this reduction in force.

•

Significant Product Disposal, End-of-Life, or End-of-Sale. The CODM makes decisions regarding the disposal, end-of-life, or end-of-sale of significant products, subject to Board oversight in accordance with applicable law. Discontinuing a product is often driven by its strategic fit within the Company’s product portfolio, growth opportunities and competition rather than on the basis of the financial information alone. For example, the decision to dispose of the Internet of Things product announced during the first quarter of 2023 was driven by the non-strategic nature of this product and was deprioritized to allow management to shift resource allocation in support of products with more strategic significance.

As noted above, during the first quarter of 2023, the CODM made the key operating decisions for the Company and determined how resources were allocated and performance was assessed. Resources were allocated in a manner that the CODM believed best positioned the Company to achieve its consolidated budgeted results which guided the Company’s publicly stated consolidated earnings guidance. The Company’s performance during the first quarter of 2023 was assessed, including in connection with and following the key operating decisions outlined above, based on its progress toward its consolidated budget which was used to set its consolidated external guidance. The Company believes that this is consistent with its segment conclusions for the first quarter of 2023.

•	how the CODM and direct reports are compensated;

In the first quarter of 2023, neither the CODM nor his direct reports were compensated on the basis of financial results of any particular geography, segment, BU, product or product grouping. As discussed above, for the first quarter of 2023, the requisite discrete financial information was not yet available for BU results, nor were the budgets or forecasts against which performance would be assessed. Compensation of the CODM and each of his direct reports is comprised of some or all of the following components:

•	Annual base salary;

•

Performance-based restricted stock units, issued in the first quarter of 2022. These units vest over a three-year period based on the achievement of combinations of target consolidated organic revenue growth and consolidated non-GAAP income from operations;

•	Cash-based performance awards with performance targets based on the Company’s consolidated non-GAAP income from operations achievement during 2023; and

•	Restricted stock units and/or stock options that are subject only to time vesting conditions.

This compensation structure, which does not focus on BU or product-level results, supports the view that the Company continues to operate in a single operating segment as of the end of the first quarter of 2023.

•	how often the CODM meets with his direct reports, the financial information he reviews in conjunction with those meetings, the financial information discussed, and who else attends such meetings.

Given the significant change initiated by the Reorganization and simultaneous 17% reduction in force that occurred during the first quarter of 2023, the cadence of meetings and financial information that was customary in 2022 was disrupted and new packages unique to the facts of the first quarter of 2023 were created on an ad hoc basis. For example, the Executive Team Report that was delivered in 2022 was discontinued and not delivered in 2023. Financial information at any level below consolidated results was incomplete and known to be subject to change as described previously due to the incomplete workstreams required to provide BU or product level information. Given the unique circumstances, certain of the CODM’s meetings with his direct reports were more ad hoc as opposed to recurring and, certain of the accompanying financial information provided in the first quarter was generally customized and non-recurring in nature and therefore not regularly reviewed by the CODM. Accordingly, in this response, the Company is providing the Staff with details of all significant meetings between the CODM and his direct reports during the first quarter of 2023.

All explanations provided earlier in this response as to the nature of the financial information presented below the consolidated level not being sufficiently precise or final applies to all such financial information described below. All participants in the meetings outlined below were made aware of such limitations. Given the BU and product-level financial information below was described as draft and known to be preliminary and therefore not sufficiently precise to use for performance assessment and resource allocation (and in many cases not yet reviewed by the Company’s accounting team), the Company concluded that discrete financial information on a BU level did not exist as of March 31, 2023. When the new CODM reporting package is produced in the second quarter of 2023, the Company expects that the BU level discrete financial information will be provided to the CODM on a monthly basis for his review.

In the first quarter of 2023, the CODM held the following meetings with his direct reports:

•

February 2, 2023: 0+12 Lavender Financial Update. Participants included the COO and finance team on February 2, then this content was reviewed by the OG at the February 6th meeting. The content related to the expected Company-wide impact of the proposed 17% headcount reduction, internally referred to as “Project Lavender,” as well as the 2023 budget approval. The information in this report was not yet reviewed by the Company’s accounting team, and lacked adjustments for all of the workstreams cited above, and therefore was not final nor sufficiently precise to be used for performance assessment and resource allocation. The slides that accompanied the meeting presented consolidated financial forecasts of the Company and certain Appendix slides included gross margins by product and by BU, which information was marked as “Draft” or “Preliminary,” and gross profit drivers from select products, and was intended to be illustrative only. The same content is not expected to be presented in the future due to the one-time nature of matters announced in the 2023 Form 8-K. The Company is providing to the Staff supplementally a copy of the slide deck. (“Document 1”).

•

February 6, 2023: 0+12 Lavender Financial Update (OG). Participants included the OG and the content related to Project Lavender and therefore is not expected to recur in this form or be presented to the CODM on an ongoing basis. The information in this report was not yet reviewed by the Company’s accounting team, and lacked adjustments for all of the workstreams cited above, and therefore was not final nor sufficiently precise to be used for performance assessment and resource allocation. The content presented was on a consolidated basis and covered the following: the Company’s proposed updated budget for 2023, a 5-year outlook and the Company’s preliminary 2023 guidance. The Company is providing to the Staff supplementally a copy of the slide deck (“Document 2”).

The content further provided interim budget rules (i.e., the requirement to maintain a flat headcount) for the relevant Company leaders to follow until (i) operating expenses were reallocated into the new operating structure and (ii) product revenue and cost of sales reporting was enabled in the Company’s ERP system.

•

March 22, 2023: Operations Review. Participants included the OG, the direct reports of each BU President, the respective Finance Partners and HR representatives. Each BU President presented an update about their BU business activities including a financial update based on preliminary and not sufficiently precise BU-level financial information, that was derived by the BU financial team without knowledge or involvement of the Company’s accounting team or its CFO. The information in this report lacked adjustments for all of the workstreams cited above, and therefore was not final nor sufficiently precise to be used for performance assessment and resource allocation. The financial update included, for both BUs, revenue and gross profit by product and by BU, and, for the TD&A BU only, direct operating expenses, contribution profit, and margin by major product. The information was presented in comparison to prior periods and the prior period figures presented were subject to all of the accuracy limitations described above for current period amounts. The current period information was also compared to “Plan,” which was an estimated budget arrived at by the BUs prior to the completion of the accounting or budget realignment described elsewhere. The Company is providing to the Staff supplementally copies of the portions of the slide decks for the two BUs relevant to financial reporting and the Company’s segment analysis (“Document 3” for Twilio Communications and “Document 4” for Twilio Data & Applications).

The Company expects the Operations Review meeting to recur on a quarterly basis. The primary focus of the meeting is to review priorities and Objectives and Key Results. Discrete financial information for the BUs will also be regularly reviewed at this meeting once the Company completes the following workstreams to enable its capability to produce sufficiently precise and final discrete financial information on a BU level on a regular and consistent basis (the actual or expected completion dates presented in parentheses):

•	Alignment of product hierarchy to BUs, including both associated revenue and direct costs of sale (Q2);

•

Re-engineering existing processes or creating new processes to enable allocation of revenue reserves and credits, hosting costs and capitalized software amortization to individual products and BUs (Q2). Establishing governance over subsequent product hierarchy updates (Q2);

•	Realignment of employee costs to the new BU structure on a go forward basis (Q2);

•	Realignment of vendor spend to the new BU structure on a go-forward basis (Q2);

•	Redesigning sales commission plans including quota achievement targets for each BU (Q2);

•	Developing new attribution or allocation methodologies for supporting functional costs that are not directly related to the BUs (to be completed over 2023);

•	Determining the appropriate recast methodology for prior periods to align to the BU structure (to be completed over 2023); and

•	Remapping periodic expenses from prepaids, fixed assets, intangible assets, deferred commissions, and other assets to new cost centers (Q2).

The Company expects that the BU-level discrete financial information provided to the CODM for review in the Operations Review meetings in the second quarter and all subsequent periods will include revenue and non-GAAP gross profit information, as well as revenue-only information for certain products. Given that sufficiently precise and final discrete financial information on a BU level has not yet been provided for the CODM review, the Company believes its segment conclusions for the first quarter of 2023 remains appropriate. However, as referenced previously, the Company expects this conclusion to change in the second quarter of 2023 when sufficiently precise and final discrete financial information is provided and regularly reviewed by the CODM.

•

March 23, 2023: SVP Financial Update. Only one of these meetings has occurred since the Reorganization and it is not expected to recur in the future. The CFO presented the Company’s performance on a consolidated basis to a group of executives that included senior vice presidents and above, including the CODM. The Company is providing to the Staff supplementally a copy of the slide deck (“Document 5”).

•

Weekly Strategy OG meetings. The OG meets every Wednesday to discuss topics determined by the CODM. No formal agenda nor minutes are maintained. Topics may include culture, talent management, remote-first strategy, Company-wide AI/ML strategy and other Company-wide topics. Financial information is not presented and is generally not discussed.

•

Weekly updates with Comms BU President. The Comms BU President provides an update to the CODM on BU-specific matters in a weekly email and in a one-one-meeting. The update includes various business matters, past and upcoming, and financial information is generally not provided.

•

Weekly updates with TD&A BU President. The TD&A President provides updates to the CODM on BU-specific matters in weekly one-on-one meetings. The updates include business matters of high interest to the CODM, such as software topline revenue forecast, bookings and pipeline, product development and strategy, product roadmap prioritization, marketing messaging, brand recognition, competition, timing for AI/ML delivery, and related topics. Financial information that includes a measure of profitability is not provided.

•

Bi-weekly one-on-ones with all other direct reports. The CODM holds weekly /bi-weekly one-on-one meetings with other direct reports, as described in the Company’s second SEC Comment Letter response dated March 8, 2023.

•

Weekly Product Compliance meetings. Periodically the CODM attends the weekly product compliance meetings held by the Comms BU. The content primarily relates to Messaging but also covers Voice and Email. Product compliance is among the high priority topics for the CODM. Participants include the President of the Comms BU and several of his team members. Financial information generally is not used.

•

Monthly Messaging Self-Serve meetings. The CODM meets once a month with Comms BU President and his team. This meeting focuses on making self-serve readily available and easily accessible to the Company’s customers. Financial information is not discussed.

In light of the information described above being preliminary and not sufficiently precise, the Company does not believe the financial information described above was sufficient to be used for performance assessment and resource allocation purposes, nor was there “regular review” of sufficiently precise discrete financial information. This supports the view that the Company did not, as of March 31, 2023, have consistent, sufficiently precise and final discrete financial information on a BU or product level and, therefore, continued to operate in a single reportable segment. Upon the anticipated second quarter of 2023 completion of the new CODM reporting package, the Company expects this conclusion to change.

2.

As part of your updated segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance, and provide us with a sample of the internal financial reporting package that the CODM receives and/or discusses with his direct reports. In this regard, we note from your prior response that your CODM previously received the monthly Executive Team Report, which included product-level margin percentage information and commentary explaining variances against the company’s forecast and prior periods. Your response to prior comment 1 from our letter dated February 2, 2023 also stated that product-level gross margin information was used by the CODM to understand and explain trends and variances in the consolidated gross margins. If your CODM continues to receive lower level financial information following the reorganization, such as at the product level, describe this information in detail, how it is used, and tell us why operating segments were not identified at that level. Finally, describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed.

The Company acknowledges the Staff’s comment and provides the following response:

The Executive Team Report that was provided to the CODM in the prior periods and discussed in the Company’s previous response letter was discontinued subsequent to the Reorganization announcement and replaced with the series of specific meetings discussed above, the financial content for which was provided to the Staff supplementally.

The Operations Review update that occurred on March 22, 2023, is expected to continue on a quarterly basis and will also present the BU-level discrete financial information that includes revenue, gross margin and gross profit only. This information will be presented once all of the workstreams required to arrive at sufficiently precise BU-level discrete financial information have been completed, which is expected to be in the second quarter of 2023.

In addition to the financial information provided to the CODM in meetings discussed above, the CODM received and reviewed the Financial Update the Company provided to its Board. On March 27, 2023, the Financial Update included financial information on a consolidated basis. The Company is providing to the Staff supplementally a copy of the Financial Update (“Document 6”). The Company holds regular full Board meetings once a quarter and expects to continue this frequency.

The lower level financial information received by the CODM was provided in the 0+12 Lavender Update Report and Operations Review Reports, the contents of which are outlined in the response above. This lower level information was provided to the CODM on an ad hoc basis, and, in the case of the Operations Review Reports, by members of the finance team without the knowledge or involvement of the Company’s accounting team or its CFO. Therefore, this information was known to the Company leadership and the CODM to be draft, preliminary or otherwise not sufficiently precise because (i) it was not yet reviewed by the Company’s accounting team, (ii) it was lacking adjustments that could be material, including among others, revenue reserves, hosting costs and capitalized software amortization allocations, (iii) it was not subject to the Company’s internal control over financial reporting, and (iv) it was derived outside of the Company’s financial statement close process. Additionally, the budgeting process was not yet modified to forecast for the new BU structure as of March 31, 2023. This process was substantially completed in the second quarter of 2023 and the BU-level budgets were provided to the BU Presidents at the end of April. The remaining efforts to fully align reporting of actual results to the BU structure will be ongoing through the second quarter of 2023.

Previously, the CODM package included select product-level gross profit and gross margin information that was included by management to explain certain variances impacting trends in consolidated Company gross profit or gross margin levels. Because in the past the Company did not need to have a process in place to regularly and consistently allocate costs to individual products or BUs with sufficient precision, the lower level information was not used by the CODM to assess performance and make resource allocation decisions for the Company. Upon completion of the realignment process, the Company expects to provide the CODM with final, sufficiently precise BU-level discrete financial information through gross profit to be used for performance assessment and resource allocations.

Based on the above, the Company concluded that as of March 31, 2023, BU-level sufficiently precise and final discrete financial information did not exist and, consequently, was not regularly reviewed by the CODM. This is consistent with the Company’s segment conclusions in the first quarter of 2023.

3.

Explain to us how your 2023 budget was prepared, who approved the budget at each step of the process, the level of detail discussed at each step, the level of detail received by the CODM, and the level at which the CODM makes changes to the budget. Additionally, tell us if your 2023 budget information is prepared in the same or a different format as your current internal reporting package, and if it includes product margin or other lower level information.

The Company acknowledges the Staff’s comment and provides the following response:

2023 Budget Preparation and Approval Process

The budgeting process for 2023 started in the third quarter of 2022 and continued into February 2023. The process was managed in three workstreams: revenue, cost of sales (“COGS”) and operating expenses (“Opex”).

•

Revenue was budgeted based on forecasted sales at a product level which was primarily driven by customer trends, booking trends and macroeconomic outlook assumptions. These assumptions and the outputs were reviewed and validated by the relevant functional and finance teams through each stage of the budgeting process. Specifically, for the revenue budget, this included GTM leaders and the GTM Revenue finance teams. The product-level revenue forecasts were then aggregated into a consolidated Company revenue budget. The consolidated revenue budget was further reviewed and approved by the then President of Revenue (Elena Donio) and then Chief Operating Officer (“COO”) (Khozema Shipchandler), prior to being presented for review and approval on a consolidated level along with the other workstreams by the CODM.

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COGS was budgeted at a product level for carrier costs and at a cost line item level for hosting, cap software and support costs. The budget was primarily driven by volume trends (based on the forecasted sales), estimated carrier costs for usage-based products and known carrier fee changes. These budget assumptions and outputs were reviewed and validated by the relevant functional and finance teams through each stage of the budgeting process. Specifically, for the COGS budget, this included functional R&D leaders and the R&D finance teams. The COGS product-level budgets were then aggregated into a consolidated Company COGS budget. The combination of the consolidated revenue and consolidated COGS budgets formed the consolidated gross profit / gross margin budget. This consolidated budget was reviewed and approved by the then COO prior to being presented for review and approval on a consolidated basis along with the other workstreams by the CODM.

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Budgeting for Opex was completed at a functional team level, e.g., GTM, R&D, human resources and operations, and was reflective of two principles for 2023: (i) holding opex spend at existing fourth quarter levels, and (ii) new investment being focused on Software GTM and R&D teams. These budget assumptions and outputs were reviewed and validated by the relevant functional and finance teams through each stage of the budget process. Specifically, for the Opex budgets, this included all functional leaders and the GTM, R&D and general and administrative finance teams. The level of the new investment for Software in the 2023 Opex budget was determined by the then President of Revenue (Elena Donio) and then Chief Product Officer (Eyal Manor). The Opex budgets were reviewed in detail and approved by the OG prior to being presented for review and approval on a consolidated basis, along with the other workstreams, to the CODM. Details of the Opex and headcount plans were summarized at a functional team level as part of the data provided to the CODM for review.

•

Following the Opex budgeting exercise described above, the impacts of the February restructuring action were incorporated into the 2023 Opex budget. These impacts included: (i) headcount reductions by function, (ii) reductions in cost tied to the announcement of additional office closures, and (iii) the reduction of other Company- wide costs tied to the February restructuring action. These actions and associated impacts to the Opex budget were reviewed at the OG level (inclusive of the CODM) and finalized prior to the Reorganization announcement. Lastly, the 2023 budget was adjusted at the Company level to reflect planned changes in cost structure, such as changes in the commissions structure and the shift from equity compensation to cash compensation for a portion of the Company’s employee population. Details of the Opex impacts from the February restructuring actions were summarized at a functional level as part of the data provided to the CODM for review.

The consolidation of the above budget elements formed the Company’s 2023 financial budget. This was finalized in early February and discussed with the OG, inclusive of the CODM, at the February 6, 2023, Financial Update meeting. Following that discussion, the budget was approved as the Company’s financial framework for 2023 by the OG, including the CODM. No significant changes were made to this budget as part of the February 6, 2023, discussions. This budget was documented in “Document 1” and “Document 2”, which the Company is providing to the Staff supplementally.

The review of the final 2023 budget with the OG, including the CODM, included the following material:

•	A summary of the financial impacts associated with the February restructuring actions. The impacts were primarily summarized on a functional team level;

•	A summary of the 2023 consolidated income statement in both an annual and quarterly format;

•	A summary of 2023 Opex and headcount by functional team;

•	A summary of the first quarter of 2023 and the full year 2023 external guidance on a consolidated level;

•	A summary of the expected timeline for revised internal reporting on a BU level, along with key discussion areas, including product alignment by BU and interim budget guidelines;

•	A summary of the five-year outlook on a consolidated level; and

•

An Appendix that included revenue and gross margin information on a product level, none of which was reviewed in the meeting. This product-level gross margin information did not include allocation of a portion of the Company’s costs that were not accounted for on a product level.

A final review of the full year 2023 budget was completed with the Board on February 10, 2023. This Board report included the consolidated Company forecasts for the first quarter and the full year of 2023.

Budget Format and Lower Level Information

The Company prepared its 2023 Budget using the processes and procedures described above and summarized in “Document 1” and “Document 2” in a format consistent with the Company’s functional orientation utilized in 2022. Subsequent to the approvals described above, the Company began the process of reallocating the budget to conform to its new BU structure. This required completing the following realignment workstreams (the actual or expected completion dates presented in parentheses):

•	Alignment of product hierarchy to BUs, including both associated revenue and direct costs of sale (Q2);

•

Re-engineering existing processes or creating new processes to enable allocation of revenue reserves and credits, hosting costs and capitalized software amortization to individual products and BUs (Q2). Establishing governance over subsequent product hierarchy updates (Q2);

•	Realignment of employee costs to the new BU structure on a go forward basis (Q2);

•	Realignment of vendor spend to the new BU structure on a go-forward basis (Q2);

•	Redesigning sales commission plans including quota achievement targets for each BU (Q2);

•	Developing new attribution or allocation methodologies for supporting functional costs that are not directly related to the BUs (to be completed over 2023);

•	Determining the appropriate recast methodology for prior periods to align to the BU structure (to be completed over 2023); and

•	Remapping periodic expenses from prepaids, fixed assets, intangible assets, deferred commissions, and other assets to new cost centers (Q2).

Also as described above, on April 20, 2023, the CODM reached a conclusion on the form and content of a CODM reporting package that he would regularly review in future periods to assess BU performance and make resource allocation decisions. Upon completion of the budget realignment process, the Company will be able to present the 2023 budget in a format that is consistent with the new BU structure and the BU-level reporting that will be presented to the CODM in his newly designed reporting package. This will facilitate a budget to actual comparison to use in assessing the Company’s performance and making resource allocation decisions. As described above, the new CODM reporting package is not expected to include product margin or other lower level information but will include certain product-level revenue information. While the budget is designed at a level containing product revenue, COGS, and margins, this detail will not be presented to the CODM in the newly designed CODM reporting package.

As of March 31, 2023, the Company’s budgeting process did not support its new BU structure and the format of the internal reporting package was not yet finalized. This supports the Company’s assertion that its performance was assessed and resource allocation decisions were made on a consolidated level by both the CODM and the Board.

4.	In light of your organizational changes, tell us if you have re-considered your prior goodwill reporting unit determination. If so, please provide us with your analysis. Refer to ASC 350-20.

The Company acknowledges the Staff’s comment and provides the following response:

As discussed above, as of March 31, 2023, the Company did not have sufficiently precise and final discrete financial information available on a BU or product level since the necessary accounting realignments and reallocations were not yet completed and the BU profitability measures were not yet finalized. Consequently, the Company’s CODM and the BU Presidents did not regularly review sufficiently precise and final discrete financial information at a BU or a product level. Therefore, the Company determined that as of March 31, 2023, there were no components of the single operating segment, and that it continued to have one reporting unit.

In connection with the expected shift from one operating segment to two operating segments in the second quarter of 2023, the Company expects to have multiple reporting units. At that time the Company will allocate goodwill to each reporting unit.

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at aviggiano@twilio.com or the Company’s outside corporate counsel, Rezwan D. Pavri, at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

/s/ Aidan Viggiano
Aidan Viggiano
Chief Financial Officer (Principal
Accounting and Financial Officer)

cc:	Dana Wagner, Twilio Inc.

Nate Troup, Twilio Inc.

Juliana Chen, Twilio Inc.

Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin Conklin, Wilson Sonsini Goodrich & Rosati, P.C.